300 North LaSalle Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 17, 2012

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Kevin Dougherty
Timothy S. Levenberg
Lily Dang
Karl Hiller
George K. Schuler

Re:	U.S. Silica Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
(SEC File No. 333-175636), filed December 29, 2011

Ladies and Gentlemen:

U.S. Silica Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 6 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 6, 2012, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 5 to the Registration Statement filed on December 29, 2011. Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

January 17, 2012

General

1.	As we requested in response to each filing and subsequent amendment, please include the price range in your next amendment and fill in all related missing information. Remember to allow sufficient time for the staff to review all new or revised disclosure and any additional exhibits or other information you provide.

Response: In response to the Staff’s comment, the Company has included a price range in the Amendment and has filled in all related missing information.

Use of Proceeds, page 40

2.	We note the new disclosure you provide at pages 40 and 60 regarding anticipated capital expenditures and the use of proceeds. Once the information regarding the pricing and estimated proceeds is available, please revise this section to quantify the amounts estimated for each designated purpose, including the amount to be designated to fund “future capital expenditures.”

Response: In response to the Staff’s comment, the Company has revised pages 40 and 60 of the Registration Statement to quantify the amounts estimated for each designated purpose.

In addition to the revisions made in response to the Staff’s comments, the Company has made other revisions to the Registration Statement, including the disclosure of the identities of the underwriting syndicate’s co-managers, Mr. Slobodow’s reduction of his own responsibilities and related appointment to the newly created position of Chief Administrative Officer and Mr. Shinn’s assumption of the position of Chief Executive Officer. In addition, the Company has updated the disclosure in the Amendment to address the acquisition of a new property in Sparta, Wisconsin; expected capital expenditures for 2012; and the receipt of formal authorization to list its common stock on the NYSE.

We hope that the foregoing has been helpful in guiding the Staff’s review of the Amendment. As discussed by telephone conference with the Staff on January 11, 2012, the Company is beginning to market the proposed offering today using the prospectus contained in the Amendment and, therefore, the Company would appreciate the Staff’s expedited review of the Amendment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

* * *

Securities and Exchange Commission

January 17, 2012

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Bryan A. Shinn

U.S. Silica Holdings, Inc.

William A. White

U.S. Silica Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

Mike Buher

Grant Thornton LLP